

August 10, 2021

Mark Breen
Chief Financial Officer
Leafbuyer Technologies, Inc.
6888 S. Clinton Street, Suite 300
Greenwood Village, Colorado 80112

   Re: Leafbuyer Technologies, Inc.
     Form 10-K for the Fiscal Year ended June 30, 2020
     Filed September 25, 2020
     File No. 000-55855
     Response Letter dated May 10, 2021

Dear Mr. Breen :

   We issued comments to you on the above captioned filing on May 18, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 24, 2021.

   If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

   Please contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation